SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
================================================================================

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.__)(1)

                                  AVITAR, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    053801106
                                 (Cusip Number)

                                 Joseph Rotella
                                   GIN99, LLC
                     c/o Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                 John D. Dadakis
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000

                                  March 7, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 24 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 053801106                    13D                    Page 2 of 24 Pages
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      GIN99, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                        9,764,500
                        --------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER
    UNITS
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               9,764,500
    WITH                --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,764,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.85%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
================================================================================

-------------------                                           ------------------
CUSIP No. 053801106                    13D                    Page 3 of 24 Pages
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      E-Commerce Investments Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      BAHAMAS
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER
    UNITS
BENEFICIALLY            9,764,500
  OWNED BY              --------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,764,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,764,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.85%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
================================================================================

-------------------                                           ------------------
CUSIP No. 053801106                    13D                    Page 4 of 24 Pages
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      E-Links Investments Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      BAHAMAS
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER
    UNITS
BENEFICIALLY            9,764,500
  OWNED BY              --------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,764,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,764,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.85%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
================================================================================

-------------------                                           ------------------
CUSIP No. 053801106                    13D                    Page 5 of 24 Pages
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      E-Sales Investments Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      BAHAMAS
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER
    UNITS
BENEFICIALLY            9,764,500
  OWNED BY              --------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,764,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,764,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.85%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
================================================================================

-------------------                                           ------------------
CUSIP No. 053801106                    13D                    Page 6 of 24 Pages
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      E-Trade Investments Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      BAHAMAS
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER
    UNITS
BENEFICIALLY            9,764,500
  OWNED BY              --------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,764,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,764,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.85%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
================================================================================

-------------------                                           ------------------
CUSIP No. 053801106                    13D                    Page 7 of 24 Pages
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      E-Business Investments Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      BAHAMAS
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER
    UNITS
BENEFICIALLY            9,764,500
  OWNED BY              --------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,764,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,764,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.85%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
================================================================================

-------------------                                           ------------------
CUSIP No. 053801106                    13D                    Page 8 of 24 Pages
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Lighthouse Capital Insurance Company
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      NOT APPLICABLE
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER
    UNITS
BENEFICIALLY            9,764,500
  OWNED BY              --------------------------------------------------------
    EACH          9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,764,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,764,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.85%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IC
================================================================================

Item 1. Security and Issuer

            This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, $.01 par value per share (the "Common Stock"), of Avitar, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 65 Dan Road, Canton, MA 02021.

Item 2. Identity and Background.

            The names and business addresses of the persons filing this Statement are: (i) GIN99, LLC, a Delaware limited liability company ("GIN99"), which has offices at 200 Park Avenue, c/o Clifford Chance Rogers & Wells LLP, New York, New York 10166; (ii) Lighthouse Capital Insurance Company, a Cayman Islands Company, ("Lighthouse"), which has offices at Anderson Square, Georgetown, Grand Cayman, Cayman Islands; (iii) E-Commerce Investments Ltd., a Bahamas business corporation ("E-Commerce"), which has offices at c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas, (iv) E-Links Investments Ltd., a Bahamas business corporation ("E-Links"), which has offices at c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas, (v) E-Sales Investments Ltd., a Bahamas business corporation ("E-Sales"), which has offices at c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas, (vi) E-Trade Investments Ltd., a Bahamas business corporation ("E-Trade"), which has offices at c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas, and (vii) E-Business Investments Ltd., a Bahamas business corporation ("E-Business"), which has offices at c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas. (GIN99, Lighthouse, E-Commerce, E-Links, E-Sales, E-Trade and E-Business are herein sometimes collectively referred to as the "Reporting Persons.")

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons are set forth on Schedules I through VII hereto. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I through VII has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            GIN99 acquired the Preferred Shares and Warrants (as such terms are defined in Item 5(a)-(b)) in exchange for 100% of the membership interests in GIN99, pursuant to an Assignment Agreement dated April 9, 1999.

Item 4. Purpose of the Transaction.

            GIN99 acquired the Preferred Shares and Warrants for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated actions in (a) through
(i) above.

Item 5. Interest in Securities of the Issuer.

            (a)-(b) GIN99 owns 736,450 class B preferred shares of the Issuer (the "Preferred Shares") and warrants to purchase Common Stock of the Issuer (the "Warrants"). Each Preferred Share is convertible at the option of the holder into 10 shares of Common Stock of the Issuer. Each Warrant expires on November 9, 2001 and entitles the holder to purchase 2,400,000 shares of Common Stock of the Issuer at a price of $0.24 per share. Accordingly, GIN99 may be deemed the beneficial owner of 9,764,500 shares of the Common Stock of the Issuer, representing 27.85% of the 35,057,086 shares of Common Stock (i) outstanding as of the date hereof, (ii) into which the Preferred Shares may be converted and (iii) for which the Warrants may be exercised.

            Pursuant to an Assignment Agreement dated April 9, 1999 (the "Assignment Agreement"), 100% of the Type A and Type B membership units of GIN99 were transferred by assignment to Lighthouse. Lighthouse contributed a 20% interest in the Type B membership units of GIN99 to each of its wholly-owned subsidiaries, E-Commerce, E-Links, E-Sales, E-Trade and E-Business. Lighthouse, E-Commerce, E-Links, E-Sales, E-Trade and E-Business may each be deemed a beneficial owner of the shares of Common Stock of the Issuer beneficially owned by GIN99 by reason of the ownership by Lighthouse of each of E-Commerce, E-Links, E-Sales, E-Trade and E-Business, each of which in turn owns 20% of the membership interests of GIN99.

            Accordingly, for purposes of this Statement: (i) GIN99 is reporting that it has the sole power to vote or direct the vote and the power to dispose or direct the disposition of the total of 9,764,500 shares of Common Stock beneficially owned by it, (ii) Lighthouse is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,764,500 shares of Common Stock beneficially owned by GIN99, (iii) E-Commerce is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,764,500 shares of Common Stock beneficially owned by GIN99, (iv) E-Links is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,764,500 shares of Common Stock beneficially owned by GIN99,
(v) E-Sales is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,764,500 shares of Common Stock beneficially owned by GIN99, (vi) E-Trade is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,764,500 shares of Common Stock beneficially owned by GIN99, and (vii) E-Business is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,764,500 shares of Common Stock beneficially owned by GIN99, in each case representing approximately 27.85% of the as adjusted shares of Common Stock outstanding.

            Other than as described above, GIN99 has the sole power to vote or direct the vote and to dispose or direct the disposition of all the shares of Common Stock stated to be beneficially owned by GIN99 in Items 5(a)-(b) hereof.

            (c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The description that follows of certain provisions of the Assignment Agreement and form of Warrant included as Exhibits 7.1 and 7.2, respectively, hereto, is not, and does not purport to be, complete, and is qualified in its entirety by reference to such Exhibits.

            Pursuant to the Assignment Agreement, a copy of which is attached hereto as Exhibit 7.1:

            (a) GIN99 holds 736,450 shares of Class B convertible Preferred Shares of the Issuer, each share of which is convertible immediately into 10 shares of Common Stock of the Issuer, and

            (b) GIN99 also holds warrants to purchase 2,400,000 shares of Common Stock of the Issuer, exercisable at a purchase price of $0.24 per share of Common Stock, at any time before November 9, 2001, a form of which is incorporated by reference as Exhibit 7.2.

            Except as set forth herein or in the Exhibits filed or to be filed herewith, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            Exhibit 7.1 Assignment Agreement

            Exhibit 7.2 Form of Warrant

            Exhibit 7.3 Agreement pursuant to Rule 13d-1(k)(1), filed herewith.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2000

                                        GIN99, LLC

                                        By: /s/ Joseph Rotella
                                            Name:  Joseph Rotella
                                            Title: Manager


                                        LIGHTHOUSE CAPITAL INSURANCE COMPANY

                                        By: /s/ Peter Jones
                                            Name: Peter Jones
                                            Title: Secretary


                                        E-COMMERCE INVESTMENTS LTD.

                                        By: /s/ Ivylyn Cassar
                                            Name: Ivylyn Cassar
                                            Title: Director - Ibis S.A.


                                        E-LINKS INVESTMENTS LTD.

                                        By: /s/ Ivylyn Cassar
                                            Name: Ivylyn Cassar
                                            Title: Director - Ibis S.A.

                                        E-SALES INVESTMENTS LTD.

                                        By: /s/ Ivylyn Cassar
                                            Name: Ivylyn Cassar
                                            Title: Director - Ibis S.A.


                                        E-TRADE INVESTMENTS LTD.

                                        By: /s/ Ivylyn Cassar
                                            Name: Ivylyn Cassar
                                            Title: Director - Ibis S.A.


                                        E-BUSINESS INVESTMENTS LTD.

                                        By: /s/ Ivylyn Cassar
                                            Name: Ivylyn Cassar
                                            Title: Director - Ibis S.A.

                                   SCHEDULE I

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                   GIN99, LLC

            Set forth in the table below is the name and the present principal occupation or employment of the sole manager of GIN99, LLC, who has a principal business address of 200 Park Avenue, c/o Clifford Chance Rogers & Wells LLP, New York, New York 10166.

Name               Present Principal Occupation or Employment       Citizenship
----               ------------------------------------------       -----------

Joseph Rotella    Attorney, Clifford Chance Rogers & Wells LLP     United States

                                   SCHEDULE II

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                      LIGHTHOUSE CAPITAL INSURANCE COMPANY

            Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of Lighthouse Capital Insurance Company. Each person listed below has a principal business address of Anderson Square, Georgetown, Grand Cayman, Cayman Islands.


Name               Present Principal Occupation or Employment       Citizenship
----               ------------------------------------------       -----------
Kenneth Black III   Director/President, Lighthouse Capital         United States
                    Insurance Company

Colin Murdoch-      Director/Vice President, Lighthouse              Bermuda
     Muirhead       Capital Insurance Company

David Richardson    Director/Treasurer, Lighthouse Capital        Cayman Islands
                    Insurance Company

Aon Insurance       Insurance Managers                            Cayman Islands
Managers (Cayman)
Ltd.

Ian Fair            Director, Lighthouse Capital                  Cayman Islands
                    Insurance Company

James Walker        Attorney                                       United States

Peter Jones         Director/Secretary, Lighthouse Capital        Cayman Islands
                    Insurance Company

                                  SCHEDULE III

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                           E-COMMERCE INVESTMENTS LTD.

            Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of E-Commerce Investments Ltd. Each person listed below has a principal business address of c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas.

Name               Present Principal Occupation or Employment       Citizenship
----               ------------------------------------------       -----------

Ibis S.A.                        Not applicable                       Bahamas
Juniper S.A.                     Not applicable                       Bahamas

The directors and
executive officers of
both Ibis S.A. and
Juniper S.A. are:

Ivylyn Cassar     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
David Lunn        Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Dillon Dean       Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Erica Knowles     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Deborah Garland   Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas

                                   SCHEDULE IV

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                            E-LINKS INVESTMENTS LTD.

            Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of E-Links Investments Ltd. Each person listed below has a principal business address of c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas.

Name               Present Principal Occupation or Employment       Citizenship
----               ------------------------------------------       -----------

Ibis S.A.                        Not applicable                       Bahamas
Juniper S.A.                     Not applicable                       Bahamas

The directors and
executive officers of
both Ibis S.A. and
Juniper S.A. are:

Ivylyn Cassar     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
David Lunn        Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Dillon Dean       Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Erica Knowles     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Deborah Garland   Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas

                                   SCHEDULE V

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                            E-SALES INVESTMENTS LTD.

            Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of E-Sales Investments Ltd. Each person listed below has a principal business address of c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas.

Name               Present Principal Occupation or Employment       Citizenship
----               ------------------------------------------       -----------

Ibis S.A.                        Not applicable                       Bahamas
Juniper S.A.                     Not applicable                       Bahamas

The directors and
executive officers of
both Ibis S.A. and
Juniper S.A. are:

Ivylyn Cassar     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
David Lunn        Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Dillon Dean       Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Erica Knowles     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Deborah Garland   Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas

                                   SCHEDULE VI

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                            E-TRADE INVESTMENTS LTD.

            Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of E-Trade Investments Ltd. Each person listed below has a principal business address of c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas.

Name               Present Principal Occupation or Employment       Citizenship
----               ------------------------------------------       -----------

Ibis S.A.                        Not applicable                       Bahamas
Juniper S.A.                     Not applicable                       Bahamas

The directors and
executive officers of
both Ibis S.A. and
Juniper S.A. are:

Ivylyn Cassar     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
David Lunn        Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Dillon Dean       Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Erica Knowles     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Deborah Garland   Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas

                                  SCHEDULE VII

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                           E-BUSINESS INVESTMENTS LTD.

            Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of E-Business Investments Ltd. Each person listed below has a principal business address of c/o Leopold Joseph (Bahamas) Limited, Third Floor, Euro Canadian Centre, Marlborough Street, Nassau, Bahamas.

Name               Present Principal Occupation or Employment       Citizenship
----               ------------------------------------------       -----------

Ibis S.A.                        Not applicable                       Bahamas
Juniper S.A.                     Not applicable                       Bahamas

The directors and
executive officers of
both Ibis S.A. and
Juniper S.A. are:

Ivylyn Cassar     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
David Lunn        Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Dillon Dean       Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Erica Knowles     Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas
Deborah Garland   Bank Employee, Leopold Joseph (Bahamas) Limited     Bahamas